1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2005
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan

(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

FOR IMMEDIATE RELEASE
CONTACT IN TAIWAN
Elizabeth Sun / Julie Chan
Eric Chiang / Harrison Hsueh
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2080/ 2087/ 2088
Topics in This Report
•	Revenue Analysis

•	Utilization & Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Recap of Recent Important Events & Announcements

2Q05	Quarterly Management Report
July 26, 2005
Operating Results Review:
Summary:

(Amount in NT$ billion except noted otherwise)	2Q05	1Q05	2Q04	QoQ	YoY
EPS (NT$ per com. shr.)	0.74	0.68	0.95	9.2%	(21.3%)
(US$ per ADR unit)	0.12	0.11	0.14

Net Sales	58.52	55.65	64.87	5.1%	(9.8%)
Gross Profit	23.21	21.65	28.14	7.2%	(17.5%)
Operating Expense	(5.42)	(5.57)	(6.01)	(2.7%)	(9.7%)
Non-Operating Items	(0.05)	0.19	0.99
Net Income	18.37	16.82	23.41	9.2%	(21.5%)

Wafers Shipped (kpcs 8 inch-equiv.)	1,275	1,113	1,282	14.5%	(0.6%)
Capacity Utilization	85%	78%	106%

Net Profit Margin	31.4%	30.2%	36.1%
Remarks:
The second quarter EPS of NT$0.74 represents a 9.2% increase compared with 1Q05. The unconsolidated operating results of 2Q05 are summarized below:
Net sales increased 5.1% to NT$58.52 billion compared with NT$55.65 billion in the first quarter of 2005. The increase mainly reflected a 14.5% increase in wafer shipments against a 5.4% decline of the wafer average selling price (ASP).
Gross profit increased to NT$23.21 billion, representing a 7.2% increase from the previous quarter. Gross margin improved to 39.7% from 38.9% in 1Q05 due mainly to higher levels of wafer output, partially offset by an unfavorable ASP movement.
Operating expenses decreased slightly to NT$5.42 billion, representing 9.3% of revenue.
The combined result from non-operating income and long-term investment was a loss of NT$51 million; while a gain of NT$189 million was reported in the previous quarter.
Income before tax increased 9% sequentially to NT$17.73 billion. The Company’s provision for tax expenses of NT$2.60 billion was more than offset by an investment tax credit of NT$3.24 billion. TSMC’s 2Q05 net income was NT$18.37 billion with a net margin of 31.4%.

TSMC July 26, 2005	Page 2
I. Revenue Analysis
I — 1. Wafer Sales Analysis

By Application	2Q05	1Q05	2Q04
Computer	38%	34%	27%
Communication	37%	41%	45%
Consumer	18%	17%	22%
Industrial/Others	6%	6%	5%
Memory	1%	2%	1%

By Technology	2Q05	1Q05	2Q04
0.13um-	43%	45%	25%
0.15/0.18um	34%	31%	42%
0.25um	10%	12%	15%
0.35um	7%	6%	10%
0.50um+	6%	6%	8%

By Customer Type	2Q05	1Q05	2Q04
Fabless/System	74%	69%	69%
IDM	26%	31%	31%

By Geography	2Q05	1Q05	2Q04
North America	77%	79%	73%
Asia Pacific	9%	8%	12%
Europe	8%	6%	7%
Japan	6%	7%	8%
Revenue Analysis:
Net sales increased 5.1% to NT$58.52 billion compared with NT$55.65 billion in the first quarter 2005. The increase in second quarter revenue resulted from a 14.5% increase in wafer shipments, offset by a 5.4% decline of the wafer average selling price (ASP), a lower level of other sales, a higher provision for sales returns, and a slightly (0.4%) weaker US dollar against the local currency.
Revenues increased in computer and consumer applications in this quarter due mainly to stronger demand from customers in anticipation of a better sales season ahead. Revenues in communication applications declined due mainly to continuing inventory digestion in this segment. As a result, revenue mix for communication decreased to 37% from 41% in the previous quarter.
Revenue from advanced technologies — defined as 0.13-micron and below – increased slightly from the previous quarter. However, as a percentage of total wafer sales, it decreased to 43% from 45% previously.
IDM accounted for 26% of wafer sales during the quarter, down from 31% in the previous quarter.
Geographically, North America accounted for 77% of wafer sales, down from 79% in 1Q05.
ASP Trend:
ASP declined 5.4% sequentially in 2Q05. This is the combined result of a less favorable product mix and price erosion.

TSMC July 26, 2005	Page 3
II. Utilization & Capacity
Utilization Rate:
Overall capacity utilization improved to 85% in this quarter from 78% in 1Q05 due mainly to stronger demand from customers.
II — 2. Capacity

			1Q05	2Q05	3Q05
Fab / (Wafer size)			(Act.)	(Act.)	(Fcst.)
Fab-2	(6”	)[1]	238	249	251
Fab-3	(8”	)	234	245	247
Fab-5	(8”	)	119	125	126
Fab-6	(8”	)	203	214	217
Fab-7	(8”	)	36	39	40
Fab-8	(8”	)	222	217	227
Fab-12	(12”	)[2]	85	103	122
Fab-14	(12”	)[2]	18	36	46
TSMC — owned capacity8”-equivalent Kpcs			1,180	1,292	1,374
WaferTech	(8”	)	95	96	100
SSMC	(8”	)	41	42	47
TSMC (Shanghai)	(8”	)	9	22	30
Total TSMC — managed 8"-equivalent Kpcs			1,324	1,451	1,550

Note:	1.	Figures represent number of 6” wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78

	2.	Figures represent number of 12” wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25
Capacity :
Total TSMC managed capacity in 2Q05 was 1,451K 8-inch equivalent wafers, 9.6% higher than the 1,324K wafers in 1Q05.
TSMC managed capacity in 3Q05 is estimated to increase to 1,550K wafers, representing a 6.8% sequential growth. The newly added capacity in 3Q05 will be mainly from the continuing ramp up of advanced capacity in Fab 12 and 14.
Overall installed capacity for year 2005 is expected to reach 5.96 million 8-inch equivalent wafers, a 24% year-on-year growth.

TSMC July 26, 2005	Page 4
III. Profit & Expense Analysis
III — 1. Gross Profit Analysis

(Amount: NT$ billion)	2Q05	1Q05	2Q04
COGS	35.3	34.0	36.7
Depreciation	16.0	15.2	14.0
Other MFG Cost	19.3	18.8	22.7

Gross Profit	23.2	21.6	28.1

Gross Margin
- TSMC	39.7%	38.9%	43.4%
- TSMC w/o affiliates	42.9%	42.1%	49.1%
Gross Profit Analysis:
Gross profit increased 7.2% from the previous quarter to NT$23.2 billion. Gross margin improved to 39.7% from 38.9% in 1Q05 mainly due to higher levels of wafer output, partially offset by an unfavorable ASP movement.
During the quarter, the gross margin from TSMC’s own fab manufacturing activities increased to 42.9% from 42.1% in 1Q05.
III — 2. Operating Expense Analysis

(Amount: NT$ billion)	2Q05	1Q05	2Q04
Total Operating Exp.	5.4	5.6	6.0
SG&A	2.1	2.2	3.0
Research & Development	3.3	3.4	3.0
Operating Expenses:
Operating expenses decreased slightly to NT$5.4 billion in this quarter, representing 9.3% of net sales.
III — 3. Non-Operating Items

(Amount: NT$ million)	2Q05	1Q05	2Q04
Non-Operating Income/(Exp.)	537	387	(264)
Net Interest Income/(Exp.)	42	197	30
Other Non-Operating	495	190	(294)

L-T Investments	(588)	(198)	1,251
WaferTech*	352	195	1,433
SSMC	140	104	288
Vanguard	87	293	257
TSMC (Shanghai)	(789)	(280)	(102)
Miscellaneous	(378)	(510)	(625)

Total Non-Operating Items	(51)	189	987

*	Operation results only; does not include amortization of impaired assets.
Non-Operating Items:
Combined result from non-operating income and long-term investment decreased to a loss of NT$51 million from a gain of NT$189 million in the previous quarter.
During the quarter, non-operating income increased to NT$537 million from last quarter’s NT$387 million. This increase was due mainly to the reverse of revaluation losses of short-term investments in marketable securities and a foreign exchange gain from hedging activities, partially offset by lower net interest income and smaller scheduled payment from the settlement of the lawsuit against SMIC.
Long-term investment incurred a higher loss of NT$588 million in this quarter, compared to NT$198 million in 1Q05. The differences were mainly attributable to lower levels of profitability in VIS and higher amount of losses in TSMC (Shanghai), partially offset by an improvement in WaferTech.

TSMC July 26, 2005	Page 5
IV. Financial Condition Review
IV — 1. Liquidity Analysis

(Amount: NT$ billion)	2Q05	1Q05	2Q04
Cash & S-T Investments	128.0	111.9	120.0
Accounts Receivable — Trade	30.1	22.4	30.7
Inventory	14.1	13.4	11.7
Total Current Assets	181.8	159.7	170.5
Accounts Payable	17.8	19.1	20.6
Accrued Liabilities and Others	68.9	18.8	28.4
Total Current Liabilities	86.7	37.9	49.0
Current Ratio (x)	2.1	4.2	3.5
Net Working Capital	95.1	121.9	121.5
Liquidity Analysis:
Total current assets were NT$22.1 billion higher on a sequential basis. The increase was mainly attributable to higher amount in cash & short-term investments and in accounts receivable.
Total current liabilities were NT$48.8 billion higher sequentially, due mainly to the NT$49.6 billion payables accrued for cash dividends and employee bonuses.
As a result, net working capital decreased to NT$95.1 billion and current ratio decreased to 2.1x.
Receivable/Inventory Days Trend:
Days of Receivable increased slightly to 43 days in 2Q05 compared to 42 days in the previously quarter.
Days of Inventory improved to 41 days from 42 days in the first quarter 2005.
IV — 3. Debt Service

(Amount: NT$ billion)	2Q05	1Q05	2Q04

Cash & S-T Investments	128.0	111.9	120.0

Interest-Bearing Debt	30.0	30.0	35.0

Net Cash Reserves	98.0	81.9	85.0
Debt Service:
Net cash reserves, defined as the excess of cash and short-term investments over interest-bearing debt, increased by NT$16.1 billion to NT$98 billion in 2Q05. The increase reflected higher levels of cash & short-term investments in this quarter.
Interest-bearing debt remained at the same level of NT$30 billion as in the previous quarter.

TSMC July 26, 2005	Page 6
V. Cash Flow & CapEx
V — 1. Cash Flow Analysis

(Amount: NT$ billion)	2Q05	1Q05	2Q04
Net Income	18.4	16.8	23.4
Depreciation & Amortization	17.7	16.7	16.0
Other Op Sources/(Uses)	(8.4)	2.5	(3.3)
Total Op Sources/(Uses)	27.7	36.0	36.1

Capital Expenditure	(13.0)	(38.2)	(22.8)
Short Term Investment	2.2	1.4	(24.8)
Long Term Investment	(0.6)	(4.3)	(9.1)
Other Investing Sources/(Uses)	1.1	(0.2)	(0.2)
Net Investing Sources/(Uses)	(10.3)	(41.3)	(56.9)

Treasury Stock	0.0	0.0	(6.6)
Paid to directors and supervisors	(0.2)	0.0	(0.1)
Cash dividends paid to preferred stocks	0.0	0.0	(0.2)
Other Financing Sources/(Uses)	1.2	(0.0)	0.0

Net Financing Sources/(Uses)	1.0	(0.0)	(6.9)

Net Cash Position Changes	18.4	(5.3)	(27.7)

Ending Cash Balance	78.6	60.2	78.8
Summary of Cash Flow:
During this quarter, TSMC generated NT$27.7 billion operating cash inflow, mainly from net income of NT$18.4 billion and depreciation & amortization of NT$17.7 billion, partially offset by changes in working capital resulted mainly from increased accounts receivable.
Net cash used in investing activities totaled NT$10.3 billion, mainly in capital spending of NT$13 billion.
There was no material financing activity during this quarter.
As a result, TSMC ended the quarter with a cash balance of NT$78.6 billion, NT$18.4 billion higher than in 1Q05.
Operating Cash Flow Trend:
Operating cash flow of NT$27.7 billion was lower than the NT$36 billion generated in the previous quarter. The decrease was due mainly to the working capital requirement for increased accounts receivable.
V — 3. Capital Expenditure

TSMC	US$	415 m
TSMC (Shanghai)	US$	42 m
WaferTech	US$	1 m

TSMC & Affiliates	US$	458 m
Capital Spending:
Capital expenditures for TSMC alone during the quarter totaled US$415 million. Most of the spending was for 12-inch production equipment.
Capital spending was US$42 million for TSMC (Shanghai), and US$1 million for WaferTech.
For year 2005, total capital expenditure for TSMC as a group is expected to be in the range of US$2.5 billion to US$2.7 billion, unchanged from our previous guidance.

TSMC July 26, 2005	Page 7
VI. Recap of Recent Important Events & Announcements

●	TSMC and Kodak Sign License Agreement for CMOS Image Sensors (2005/07/08)

●	TSMC Reference Flow 6.0 Opens Door to 65nm Design (2005/06/09)

●	TSMC Introduces Foundry Industry’s First Comprehensive DFM Toolkits (2005/06/09)

●	Cadence Supports TSMC Reference Flow 6.0 To Accelerate 65-Nanometer Design (2005/06/09)

●	Key Synopsys Low Power And DFM Technologies Support TSMC Reference Flow 6.0 (2005/06/09)

●	Mentor Graphics TestKompress Supports TSMC Reference Flow 6.0 (2005/06/09)

●	Apache Supports TSMC Reference Flow 6.0 with Dynamic Power Integrity for Advanced Low Power Designs (2005/06/09)

●	TSMC Announces May 2005 Sales and Revises Upward 2Q2005 Guidance (2005/06/08)

●	TSMC and RMI Collaborate on 90nm Process for RMI’s XLRTM Processor Family (2005/06/07)

●	Magma Introduces Quartz DRC (2005/06/01)

●	TSMC Sets June 19 Record Date for Common Share Dividend (2005/05/30)

●	TSMC Shareholders Approved NT$2.5 Dividend (2005/05/10)

●	Dr. Rick Tsai Appointed Chief Executive Officer of TSMC; Dr. F.C. Tseng Elected Vice Chairman of TSMC (2005/05/10)

●	TSMC Unveils Nexsys 65nm Process Technology Plans (2005/04/27)

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

*	Starting from 1Q05, TSMC will post quarterly consolidated financial statements, in addition to the unconsolidated financial statements, on our web site.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
Unconsolidated Balance Sheet
As of June 30, 2005 and 2004
(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	June 30, 2005			June 30, 2004		YoY
	USD	NTD	%	NTD	%	Move	Inc(Dec)%
ASSETS
Cash	2,486	78,597	15.8	78,778	17.9	(181)	(0.2)
Short Term Investment	1,563	49,409	9.9	41,199	9.4	8,210	19.9
Accounts Receivable — Trade	953	30,116	6.0	30,694	7.0	(578)	(1.9)
Inventories	446	14,114	2.8	11,725	2.6	2,389	20.4
Other Current Assets	303	9,591	1.9	8,055	1.8	1,536	19.1

Total Current Assets	5,751	181,827	36.4	170,451	38.7	11,376	6.7

Long Term Investment	2,417	76,434	15.3	52,581	12.0	23,853	45.4

Fixed Assets	17,582	555,917	111.3	475,348	108.0	80,569	16.9
Less Accumulated Depreciation	(10,464)	(330,854)	(66.2)	(275,066)	(62.5)	(55,788)	20.3

Net Fixed Assets	7,118	225,063	45.1	200,282	45.5	24,781	12.4

Other Assets	510	16,108	3.2	16,513	3.8	(405)	(2.5)

Total Assets	15,796	499,432	100.0	439,827	100.0	59,605	13.6

LIABILITIES
Accounts Payables	248	7,827	1.6	11,971	2.7	(4,144)	(34.6)
Payables to Contractors and Equipment Suppliers	316	10,004	2.0	8,658	2.0	1,346	15.5
Accrued Expenses and Other Current Liabilities	1,847	58,393	11.7	23,418	5.3	34,975	149.4
Current Portion of Bonds Payable	332	10,500	2.1	5,000	1.2	5,500	110.0

Total Current Liabilities	2,743	86,724	17.4	49,047	11.2	37,677	76.8

Bonds Payable	617	19,500	3.9	30,000	6.8	(10,500)	(35.0)
Other Long Term Liabilities	285	9,008	1.8	9,706	2.2	(698)	(7.2)

Total Liabilities	3,645	115,232	23.1	88,753	20.2	26,479	29.8

SHAREHOLDERS’ EQUITY
Capital Stock	7,820	247,261	49.5	233,766	53.2	13,495	5.8
Capital Surplus	1,794	56,721	11.3	56,886	12.9	(165)	(0.3)
Legal Reserve	1,086	34,348	6.9	25,528	5.8	8,820	34.6
Special Reserve	71	2,226	0.4	0	0.0	2,226	0.0
Retained Earnings	1,512	47,809	9.6	43,517	9.9	4,292	9.9
Treasury Stock	(49)	(1,552)	(0.3)	(8,676)	(2.0)	7,124	(82.1)
Cumulated Translation Adjustment	(83)	(2,613)	(0.5)	53	0.0	(2,666)	0.0

Total Equity	12,151	384,200	76.9	351,074	79.8	33,126	9.4

Total Liabilities & Shareholders’ Equity	15,796	499,432	100.0	439,827	100.0	59,605	13.6

Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$31.62 per U.S. dollar as of June 30, 2005

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
Unconsolidated Balance Sheet
As of June 30, 2005 and March 31, 2005
(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	June 30, 2005			March 31, 2005		QoQ
	USD	NTD	%	NTD	%	Move	Inc(Dec)%
ASSETS
Cash	2,486	78,597	15.8	60,219	12.5	18,378	30.5
Short Term Investment	1,563	49,409	9.9	51,638	10.7	(2,229)	(4.3)
Accounts Receivable — Trade	953	30,116	6.0	22,429	4.7	7,687	34.3
Inventories	446	14,114	2.8	13,429	2.8	685	5.1
Other Current Assets	303	9,591	1.9	12,029	2.5	(2,438)	(20.3)

Total Current Assets	5,751	181,827	36.4	159,744	33.2	22,083	13.8

Long Term Investment	2,417	76,434	15.3	76,877	16.0	(443)	(0.6)

Fixed Assets	17,582	555,917	111.3	545,308	113.4	10,609	1.9
Less Accumulated Depreciation	(10,464)	(330,854)	(66.2)	(315,454)	(65.6)	(15,400)	4.9

Net Fixed Assets	7,118	225,063	45.1	229,854	47.8	(4,791)	(2.1)

Other Assets	510	16,108	3.2	14,199	3.0	1,909	13.4

Total Assets	15,796	499,432	100.0	480,674	100.0	18,758	3.9

LIABILITIES
Accounts Payables	248	7,827	1.6	8,208	1.7	(381)	(4.6)
Payables to Contractors and Equipment Suppliers	316	10,004	2.0	10,920	2.3	(916)	(8.4)
Accrued Expenses and Other Current Liabilities	1,847	58,393	11.7	8,263	1.7	50,130	606.7
Current Portion of Bonds Payable	332	10,500	2.1	10,500	2.2	0	0.0

Total Current Liabilities	2,743	86,724	17.4	37,891	7.9	48,833	128.9

Bonds Payable	617	19,500	3.9	19,500	4.1	0	0.0
Other Long Term Liabilities	285	9,008	1.8	7,929	1.6	1,079	13.6

Total Liabilities	3,645	115,232	23.1	65,320	13.6	49,912	76.4

SHAREHOLDERS’ EQUITY
Capital Stock	7,820	247,261	49.5	232,529	48.4	14,732	6.3
Capital Surplus	1,794	56,721	11.3	56,574	11.8	147	0.3
Legal Reserve	1,086	34,348	6.9	25,528	5.3	8,820	34.6
Special Reserve	71	2,226	0.4	0	0.0	2,226	—
Retained Earnings	1,512	47,809	9.6	105,021	21.8	(57,212)	(54.5)
Treasury Stock	(49)	(1,552)	(0.3)	(1,572)	(0.3)	20	(1.3)
Cumulated Translation Adjustment	(83)	(2,613)	(0.5)	(2,726)	(0.6)	113	(4.1)

Total Equity	12,151	384,200	76.9	415,354	86.4	(31,154)	(7.5)

Total Liabilities & Shareholders’ Equity	15,796	499,432	100.0	480,674	100	18,758	3.9

Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$31.62 per U.S. dollar as of June 30, 2005

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2005, June 30, 2004, and March 31, 2005
(Expressed in Million New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)
Except for Per Share Amounts and Shares Outstanding

	Year over Year Comparison					Sequential Comparison
	Q2 2005		% of	Q2 2004	YoY	Q2 2005		% of	Q1 2005	QoQ
	USD	NTD	Sales	NTD	Inc(Dec) %	USD	NTD	Sales	NTD	Inc(Dec) %
Net Sales	1,863	58,516	100.0	64,869	(9.8)	1,863	58,516	100.0	55,653	5.1
Cost of Sales	(1,124)	(35,311)	(60.3)	(36,730)	(3.9)	(1,124)	(35,311)	(60.3)	(34,004)	3.8

Gross Profit	739	23,205	39.7	28,139	(17.5)	739	23,205	39.7	21,649	7.2

Operating Expenses
Research and Development Expenses	(105)	(3,283)	(5.6)	(2,964)	10.8	(105)	(3,283)	(5.6)	(3,349)	(2.0)
General and Administrative Expenses	(57)	(1,799)	(3.1)	(2,604)	(30.9)	(57)	(1,799)	(3.1)	(1,945)	(7.4)
Selling and Marketing Expenses	(11)	(339)	(0.6)	(437)	(22.4)	(11)	(339)	(0.6)	(279)	21.5

Total Operating Expenses	(173)	(5,421)	(9.3)	(6,005)	(9.7)	(173)	(5,421)	(9.3)	(5,573)	(2.7)

Income from Operations	566	17,784	30.4	22,134	(19.7)	566	17,784	30.4	16,076	10.6

Net Non-operating Income (Expenses)	17	537	0.9	(264)	—	17	537	0.9	387	38.7
Investment Gain (Loss)	(18)	(588)	(1.0)	1,251	—	(18)	(588)	(1.0)	(198)	197.0

Income before Income Tax	565	17,733	30.3	23,121	(23.3)	565	17,733	30.3	16,265	9.0

Income Tax Credit	20	636	1.1	289	120.1	20	636	1.1	553	15.0

Net Income	585	18,369	31.4	23,410	(21.5)	585	18,369	31.4	16,818	9.2

Diluted Earnings Per Ordinary Share	0.02	0.74		0.95	(21.3)	0.02	0.74		0.68	9.2

Earnings Per ADR (2)	0.12	3.72		4.73		0.12	3.72		3.41

Weighted Average Outstanding Shares (‘M) (3)		24,687		24,770			24,687		24,684
Note:(1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD31.41 per U.S. dollar for the second quarter of 2005.
(2)	1 ADR equals 5 ordinary shares.

(3)	Total weighted average outstanding shares were 24,687M shares for the second quarter of 2005, 24,684M shares for the first quarter of 2005, and 24,770M shares for the second quarter of 2004 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Six Months Ended June 30, 2005 and 2004
(Expressed in Million New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)
Except for Per Share Amounts and Shares Outstanding

	6 months ended June 30
	2005	2005	% of	2004	YoY
	USD	NTD	Sales	NTD	Inc(Dec)
Net Sales	3,628	114,169	100.0	122,382	(6.7)
Cost of Sales	(2,203)	(69,315)	(60.7)	(71,514)	(3.1)

Gross Profit	1,425	44,854	39.3	50,868	(11.8)

Operating Expenses Research and Development Expenses	(211)	(6,632)	(5.8)	(5,825)	13.9
General and Administrative Expenses	(119)	(3,744)	(3.3)	(4,636)	(19.2)
Selling and Marketing Expenses	(19)	(618)	(0.5)	(733)	(15.7)

Total Operating Expenses	(349)	(10,994)	(9.6)	(11,194)	(1.8)

Income from Operations	1,076	33,860	29.7	39,674	(14.7)

Net Non-operating Expenses	29	924	0.8	(172)	—
Investment Loss	(25)	(786)	(0.7)	2,054	—

Income before Income Tax	1,080	33,998	29.8	41,556	(18.2)

Income Tax Credit	38	1,189	1.0	643	84.9

Net Income	1,118	35,187	30.8	42,199	(16.6)

Diluted Earnings Per Ordinary Share	0.05	1.43		1.70	(15.9)

Earnings Per ADR (2)	0.23	7.13		8.52

Weighted Average Outstanding Shares (‘M) (3)		24,687		24,770
Note: (1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 31.47 per U.S. dollar for the six months ended June 30, 2005.
(2)	1 ADR equals 5 ordinary shares.

(3)	Total weighted average outstanding shares were 24,687M shares for the six months ended June 30, 2005 and 24,770M shares for the six months ended June 30, 2004 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months and Three Months Ended June 30, 2005 and 2004
(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	6 Months 2005		2Q 2005	1Q 2005	2Q 2004
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	1,118	35,187	18,369	16,818	23,409
Depreciation & Amortization	1,091	34,330	17,661	16,669	15,997
Deferred Income Tax	(37)	(1,149)	(596)	(553)	(567)
Investment Loss Recognized by Equity Method	25	786	588	198	(1,251)
Gain on Sale of Long-Term Investments	—	—	—	—	(2)
Changes in Working Capital & Others	(174)	(5,478)	(8,302)	2,824	(1,500)

Net Cash Provided from Operating Activities	2,023	63,676	27,720	35,956	36,086

Cash Flows from Investing Activities:
Decrease(Increase) in Short-Term Investments	113	3,570	2,229	1,341	(24,773)
Increase in Long-Term Investments	(204)	(6,419)	(2,142)	(4,277)	(9,139)
Acquisition of Fixed Assets	(1,627)	(51,194)	(13,033)	(38,161)	(22,828)
Proceeds from Sales of Long-Term Investments	48	1,515	1,515	—	8
Proceeds from Disposal of Properties	46	1,431	1,310	121	182
Increase in Deferred Assets	(16)	(503)	(217)	(286)	(314)
Increase in Deposit-Out	—	(2)	(2)	—	—

Net Cash Used in Investing Activities	(1,640)	(51,602)	(10,340)	(41,262)	(56,864)

Cash Flows from Financing Activities:
Increase(Decrease) in Guarantee Deposits & Others	35	1,105	1,147	(42)	(57)
Proceeds from Exercise of Stock Options	4	117	82	35	—
Increase in Treasury Stocks	—	—	—	—	(6,583)
Cash Dividend — Preferred Shares	—	—	—	—	(184)
Bonus Paid to Directors and Supervisors	(7)	(231)	(231)	—	(128)

Net Cash Provided(Used) in Financing Activities	32	991	998	(7)	(6,952)

Net Increase (Decrease) in Cash and Cash Equivalents	415	13,065	18,378	(5,313)	(27,730)

Cash and Cash Equivalents at Beginning of Period	2,082	65,532	60,219	65,532	106,508

Cash and Cash Equivalents at End of Period	2,497	78,597	78,597	60,219	78,778

Note: (1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD31.47 per U.S.    dollar for the six months ended June 30, 2005.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
Consolidated Balance Sheet
As of June 30, 2005 and March 31, 2005
(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	June 30, 2005			March 31, 2005		QoQ
	USD	NTD	%	NTD	%	Move	Inc.(Dec.)%
ASSETS
Cash	2,796	88,405	17.3	71,540	14.5	16,865	23.6
Short Term Investment	1,567	49,558	9.7	52,893	10.7	(3,335)	(6.3)
Accounts Receivable-Trade	1,015	32,095	6.3	23,846	4.8	8,249	34.6
Inventories	479	15,159	3.0	14,688	3.0	471	3.2
Other Current Assets	277	8,740	1.7	10,044	2.0	(1,304)	(13.0)

Total Current Assets	6,134	193,957	37.9	173,011	35.0	20,946	12.1

Long Term Investment	1,241	39,251	7.7	39,253	8.0	(2)	(0.0)

Fixed Assets	19,673	622,025	121.6	609,806	123.5	12,219	2.0
Less Accumulated Depreciation	(11,545)	(365,019)	(71.4)	(347,885)	(70.5)	(17,134)	4.9

Net Fixed Assets	8,128	257,006	50.3	261,921	53.1	(4,915)	(1.9)

Other Assets	671	21,207	4.1	19,522	4.0	1,685	8.6

Total Assets	16,174	511,421	100.0	493,707	100.0	17,714	3.6

LIABILITIES
Short-term Bank Loans	10	316	0.1	378	0.1	(62)	(16.4)
Accounts Payable	241	7,605	1.5	8,322	1.7	(717)	(8.6)
Payables to Contractors and Equipment Suppliers	360	11,384	2.2	12,293	2.5	(909)	(7.4)
Accrued Expenses and Other Current Liabilities	1,906	60,251	11.8	9,789	2.0	50,462	515.5
Current Portion of Bonds Payable	332	10,505	2.1	10,505	2.1	0	0.0

Total Current Liabilities	2,849	90,061	17.6	41,287	8.4	48,774	118.1

Long-term Bank Loans	30	958	0.2	1,902	0.4	(944)	(49.6)
Bonds Payable	617	19,500	3.8	19,500	4.0	0	0.0
Other Long Term Liabilities	505	15,961	3.1	14,930	2.9	1,031	6.9

Total Liabilities	4,001	126,480	24.7	77,619	15.6	48,861	62.9

SHAREHOLDERS’ EQUITY
Shareholder’s Equity-Parent Company
Capital Stock	7,820	247,261	48.3	232,529	47.2	14,732	6.3
Capital Surplus	1,794	56,721	11.1	56,574	11.5	147	0.3
Legal Reserve	1,086	34,348	6.7	25,528	5.2	8,820	34.6
Special Reserve	70	2,226	0.4	0	0.0	2,226	0.0
Retained Earnings	1,512	47,809	9.3	105,021	21.3	(57,212)	(54.5)
Treasury Stock	(49)	(1,552)	(0.3)	(1,572)	(0.3)	20	(1.3)
Cumulated Translation Adjustment	(83)	(2,613)	(0.5)	(2,726)	(0.6)	113	(4.1)

Total Equity	12,150	384,200	75.1	415,354	84.3	(31,154)	(7.5)
Minority Interest	23	741	0.2	734	0.1	7	1.0

Total Equity	12,173	384,941	75.3	416,088	84.4	(31,147)	(7.5)

Total Liabilities & Shareholders’ Equity	16,174	511,421	100.0	493,707	100.0	17,714	56.4

Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$31.62 per U.S. dollar as of June 30, 2005

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2005
(Expressed in Million New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)
Except for Per Share Amounts and Shares Outstanding)

	Sequential Comparison
	Q2 2005		% of	Q1 2005	QoQ
	USD	NTD	Sales	NTD	Inc.(Dec.) %
Net Sales	1,910	59,978	100.0	56,858	5.5
Cost of Sales	(1,137)	(35,724)	(59.6)	(35,180)	1.5

Gross Profit	773	24,254	40.4	21,678	11.9

Operating Expenses
Research and Development Expenses	(113)	(3,561)	(5.9)	(3,412)	4.4
General and Administrative Expenses	(72)	(2,253)	(3.8)	(2,513)	(10.4)
Selling and Marketing Expenses	(39)	(1,227)	(2.0)	(584)	110.0

Total Operating Expenses	(224)	(7,041)	(11.7)	(6,509)	8.2

Income from Operations	549	17,213	28.7	15,169	13.5

Net Non-operating Income (Expenses)	15	464	0.8	739	(37.2)
Investment Gain	7	226	0.4	397	—

Income before Income Tax and Minority Interest	571	17,903	29.8	16,305	9.8

Income Tax Credit	16	491	0.8	513	(4.2)

Income before Minority Interest	587	18,394	30.7	16,818	9.4

Minority Interest in Loss of Subsidiaries	-1	(25)	(0.0)	0	(5,435.1)

Consolidated Net Income	586	18,369	30.6	16,818	9.2

Diluted Earnings Per Ordinary Share	0.02	0.74		0.68	9.2

Earnings Per ADR(2)	0.12	3.72		3.41

Weighted Average Outstanding Shares (‘M)(3)		24,687		24,684

Note:(1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD31.41 per U.S. dollar for the second quarter of 2005.
(2)	1 ADR equals 5 ordinary shares.
(3)	Total weighted average outstanding shares were 24,687M shares for the second quarter of 2005 and 24,684M shares for the first quarter of 2005 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
CONSOLIDATED INCOME STATEMENT
For the Six Months Ended June 30, 2005
(Expressed in Million New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)
Except for Per Share Amounts and Shares Outstanding)

	6 months ended June 30, 2005
			% of
	USD	NTD	Sales
Net Sales	3,713	116,836	100.0
Cost of Sales	(2,253)	(70,904)	(60.7)

Gross Profit	1,460	45,932	39.3

Operating Expenses
Research and Development Expenses	(222)	(6,973)	(6.0)
General and Administrative Expenses	(151)	(4,766)	(4.1)
Selling and Marketing Expenses	(58)	(1,811)	(1.5)

Total Operating Expenses	(431)	(13,550)	(11.6)

Income from Operations	1,029	32,382	27.7

Net Non-operating Income (Expenses)	38	1,203	1.0
Investment Gain	20	623	0.5

Income before Income Tax and Minority Interest	1,087	34,208	29.3

Income Tax Credit	32	1,004	0.9

Income before Minority Interest	1,119	35,212	30.1

Minority Interest in Loss of Subsidiaries	(1)	(25)	(0.0)

Consolidated Net Income	1,118	35,187	30.1

Diluted Earnings Per Ordinary Share	0.05	1.43

Earnings Per ADR(2)	0.23	7.13

Weighted Average Outstanding Shares (‘M)		24,687

Note: (1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 31.47 per U.S. dollar for the six months ended June 30, 2005.
(2)	1 ADR equals 5 ordinary shares.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY, LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months and Three Months Ended June 30, 2005
(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	6 Months 2005		Q2 2005	Q1 2005
	USD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Consolidated Net Income	1,118	35,187	18,369	16,818
Depreciation & Amortization	1,207	37,980	19,490	18,490
Deferred Income Tax	(37)	(1,180)	(634)	(546)
Investment Gain Recognized by Equity Method	(20)	(623)	(226)	(397)
Accrued Pension Cost	10	311	171	140
Changes in Working Capital & Others	(148)	(4,662)	(8,686)	4,024

Net Cash Provided from Operating Activities	2,130	67,013	28,484	38,529

Cash Flows from Investing Activities:
Decrease in Short-Term Investments	151	4,751	3,337	1,414
Increase in Long-Term Investments	(107)	(3,364)	(2,003)	(1,361)
Acquisition of Fixed Assets	(1,769)	(55,662)	(14,115)	(41,547)
Proceeds from Sales of Long-Term Investments	49	1,533	1,525	8
Proceeds from Disposal of Properties	4	127	(54)	181
Increase in Deferred Assets	(16)	(518)	(232)	(286)
Increase in Deposit-Out	0	(7)	(6)	(1)
Decrease in Other Assets	0	5	(62)	67

Net Cash Used in Investing Activities	(1,688)	(53,135)	(11,610)	(41,525)

Cash Flows from Financing Activities:
Decrease in Short-Term Bank Loans	(2)	(63)	(63)	0
Decrease in Long-Term Bank Loans	(30)	(946)	(945)	(1)
Proceeds From Disposal of Treasury Stocks	2	49	23	26
Decrease in Guarantee Deposits & Others	35	1,106	1,147	(41)
Bonus Paid to Directors and Supervisors	(7)	(231)	(231)	0
Increase in Minority Interest	0	11	11	0
Issuance of Stocks Option	4	117	82	35

Net Cash Provided from Financing Activities	2	43	24	19

Net Decrease in Cash and Cash Equivalents	444	13,921	16,898	(2,977)

Effect of Exchange Rate Changes	(1)	(47)	(33)	(14)

Cash and Cash Equivalents at Beginning of Period	2,368	74,531	0	74,531

Cash and Cash Equivalents at End of Period	2,811	88,405	16,865	71,540

Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD31.47 per U.S. dollar, the weighted average exchange rate for the six months of 2005.

TSMC

2005 Second Quarter Results Investor Conference

July 26th, 2005

TSMC IR
July 26, 2005

Empowering Innovation

TSMC 2005 Second Quarter Results Investor Conference July 26th, 2005

Agenda

- Welcome
- 2005 2Q Financial Results (unconsolidated) — Lora Ho, CFO
- Remarks — Rick Tsai, CEO
- Q&A

TSMC IR
July 26 P. 2
Empowering Innovation

Agenda Welcome 2005 2Q Financial Results Lora Ho, CFO (unconsolidated) Remarks Rick Tsai, CEO Q&A

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on May 16, 2005, and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

2Q'05 Result Highlights

Amount:NT$ billion	2Q'05 Amount	1Q'05 Amount	2Q'04 Amount
Net Sales	58.52	55.65	64.87
Net Income	18.37	16.82	23.41
EPS (NT$)	0.74	0.68	0.95
Cash and S-T Investment	128.01	111.86	119.98
Interest-bearing Debt	30.00	30.00	35.00
Shareholders' Equity	384.20	415.35	351.07
Wafers Shipped (Kpcs)	1,275	1,113	1,282
Utilization (%)	85%	78%	106%
ROE (%) *	18.4%	16.5%	26.4%

* Annualized ROE for the quarter.

TSMC IR
July 26 P. 4
Empowering Innovation

* Annualized ROE for the quarter. 2Q’05 Result Highlights

Income Statement - QoQ Comparison

TSMC w/o Affiliates

NT$ billion	2Q05		1Q05	
Net Sales	53.1	100.0%	50.6	100.0%
COGS	(30.3)	-57.1%	(29.3)	-57.9%
Gross Profit	22.7	42.9%	21.3	42.1%

	2Q'05		1Q'05		QOQ
Amount:NT$ billion	Amount	%	Amount	%	%
Net Sales	58.52	100.0%	55.65	100.0%	5%
COGS	(35.31)	-60.3%	(34.00)	-61.1%	4%
Gross Profit	23.21	39.7%	21.65	38.9%	7%
Operating Expense	(5.42)	-9.3%	(5.57)	-10.0%	-3%
Operating Income	17.79	30.4%	16.08	28.9%	11%
Net Non-operating Income	0.54	0.9%	0.39	0.7%	39%
Investment Income/(Loss)	(0.59)	-1.0%	(0.20)	-0.4%	197%
Income before Tax	17.74	30.3%	16.27	29.2%	9%
Income Tax Credit	0.63	1.1%	0.55	1.0%	14%
Net Income	18.37	31.4%	16.82	30.2%	9%
EPS (NT$)	0.74		0.68		9%

TSMC IR
July 26 P. 5
Empowering Innovation

Income Statement - QoQ Comparison

Income Statement - YoY Comparison

TSMC w/o Affiliates

NT$ billion	2Q'05		2Q'04	
Net Sales	53.1	100.0%	56.3	100.0%
COGS	(30.3)	-57.1%	(28.6)	-50.9%
Gross Profit	22.7	42.9%	27.6	49.1%

	2Q'05		2Q'04		YOY
Amount:NT$ billion	Amount	%	Amount	%	%
Net Sales	58.52	100.0%	64.87	100.0%	-10%
COGS	(35.31)	-60.3%	(36.73)	-56.6%	-4%
Gross Profit	23.21	39.7%	28.14	43.4%	-18%
Operating Expense	(5.42)	-9.3%	(6.01)	-9.3%	-10%
Operating Income	17.79	30.4%	22.13	34.1%	-20%
Net Non-operating Income	0.54	0.9%	(0.26)	-0.4%	-
Investment Income/(Loss)	(0.59)	-1.0%	1.25	1.9%	-
Income before Tax	17.74	30.3%	23.12	35.6%	-23%
Income Tax Credit	0.63	1.1%	0.29	0.4%	118%
Net Income	18.37	31.4%	23.41	36.1%	-22%
EPS (NT$)	0.74		0.95		-21%

TSMC IR
July 26 P. 6
Empowering Innovation

Income Statement - YoY Comparison

Balance Sheet & Key Indices

(Amount: NT$ billion)

Selected Items from Balance Sheet	2Q'05 Amount	2Q'05 %	1Q'05 Amount	1Q'05 %	2Q'04 Amount	2Q'04 %
Total Assets	**499.4**	100%	**480.7**	100%	**439.8**	100%
Cash & S-T Investments	128.0	26%	111.9	23%	120.0	27%
Accounts Receivable - Trade	30.1	6%	22.4	5%	30.7	7%
Inventory	14.1	3%	13.4	3%	11.7	3%
Total Current Assets	**181.8**	36%	**159.7**	33%	**170.5**	39%
Accounts Payable	17.8	4%	19.1	4%	20.6	5%
Current Portion of Bonds Payable	10.5	2%	10.5	2%	5.0	1%
Accrued Liabilities and Others	58.4	12%	8.3	2%	23.4	5%
Total Current Liabilities	**86.7**	17%	**37.9**	8%	**49.0**	11%
Long-Term Debt	**19.5**	4%	**19.5**	4%	**30.0**	7%
Total Equity	**384.2**	77%	**415.4**	86%	**351.1**	80%

Key Indices	2Q'05	1Q'05	2Q'04
A/R Turnover Days	43	42	42
Inventory Turnover Days	41	42	36
Current Ratio (x)	2.1	4.2	3.5
Net Working Capital	95.1	121.9	121.5

TSMC IR
July 26 P.7
Empowering Innovation

Balance Sheet & Key Indices

Cash Flows

Amount:NT$ billion	2Q'05 Amount	1Q'05 Amount	2Q'04 Amount
From Operation	**27.7**	**36.0**	**36.1**
- Net Profit	18.4	16.8	23.4
- Depreciation & Amortization	17.7	16.7	16.0
- Other Op Sources/(Uses)	(8.4)	2.5	(3.3)
From Investment	**(10.3)**	**(41.3)**	**(56.9)**
- Capital Expenditure	(13.0)	(38.2)	(22.8)
- S-T Investment	2.2	1.4	(24.8)
- L-T Investment	(0.6)	(4.3)	(9.1)
- Other Investing Sources/(Uses)	1.1	(0.2)	(0.2)
From Financing	**1.0**	**(0.0)**	**(6.9)**
- Increase in Treasury Stocks	0.0	0.0	(6.6)
- Paid to Directors and Supervisors	(0.2)	0.0	(0.1)
- Cash Dividends Paid to Preferred Stocks	0.0	0.0	(0.2)
- Other Financing Sources/(Uses)	1.2	(0.0)	0.0

TSMC IR
July 26 P.8
Empowering Innovation

Cash Flows

Capital Expenditures

CapEx (in US$ million)	1Q05 *	2Q05 *	6 mo.s * YTD
TSMC *	1,210	415	1,627
TSMC (Shanghai)	97	42	139
WaferTech	1	1	3
TSMC and Affiliates	**1,308**	**458**	**1,769**

* 1Q05 Capex based on the weighted average exchange rate of NT$31.53 per US dollar.
2Q05 Capex based on the weighted average exchange rate of NT$31.41 per US dollar.
6 months year to date Capex based on the weighted average exchange rate of NT$31.47 per US dollar.

TSMC IR
July 26 P. 9
Empowering Innovation

Capital Expenditures 2005 CapEx is expected to remain in the range of US$2.5 -2.7 billion

Sales Breakdown by Technology

0.50u+
0.35u
0.25u
0.15/0.18u
0.13u-
100%
75%
50%
25%
0%
20
44
18
11
7
25
42
15
10
8
30
38
14
10
8
36
34
14
9
7
45
31
12
6
6
43
34
10
7
6
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

TSMC IR
July 26 P. 10

Empowering Innovation

Sales Breakdown by Technology

Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
4
2
17
45
32
5
1
22
45
27
5
2
20
42
31
6
2
16
41
35
6
2
17
41
34
6
1
18
37
38

TSMC IR
July 26 P. 11

Empowering Innovation

Sales Breakdown by Application

Sales Breakdown by Geography

N. America
Asia
Europe
Japan
100%
75%
50%
25%
0%
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
6
7
13
74
8
7
12
73
7
7
11
75
8
7
10
75
7
6
8
79
6
8
9
77

TSMC IR
July 26 P. 12
Empowering Innovation

Note: This chart does not reflect the actual shipment destination of sales. Sales Breakdown by Geography

Sales Breakdown by Customer

Fabless/System
IDM
100%
75%
50%
25%
0%
30
31
31
33
31
26
70
69
69
67
69
74
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

TSMC IR
July 26 P. 13
Empowering Innovation

Sales Breakdown by Customer

Fab Utilization and ASP Trend

Blended ASP per 8" eq. wafer (US$)
Out Utilization Rate
1,800
1,200
600
0
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
87%
102%
92%
104%
108%
101%
107%
105%
70%
44%
41%
50%
67%
85%
79%
61%
69%
88%
98%
101%
105%
106%
103%
88%
78%
85%
1Q99
1Q00
1Q01
1Q02
1Q03
1Q04
1Q05
Utilization
ASP

TSMC IR
July 26 P. 14

Empowering Innovation

Fab Utilization and ASP Trend

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25. Installed Capacity by Fab

Recap of Recent Major Events TSMC and Kodak Sign License Agreement for CMOS Image Sensors (2005/07/08) TSMC Reference Flow 6.0 Opens Door to 65nm Design (2005/06/09) TSMC Introduces Foundry Industry's First Comprehensive DFM Toolkits (2005/06/09) Cadence Supports TSMC Reference Flow 6.0 To Accelerate 65nm Design (2005/06/09) Key Synopsys Low Power and DFM Technologies Support TSMC Reference Flow 6.0 (2005/06/09) Mentor Graphics TestKompress Supports TSMC Reference Flow 6.0 (2005/06/09) Apache Supports TSMC Reference Flow 6.0 with Dynamic Power Integrity for Advanced Low Power Designs (2005/06/09) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements. * Starting from 1Q05, TSMC will post quarterly consolidated financial statements, in addition to the unconsolidated financial statements, on our web site.

Recap of Recent Major Events - Cont. TSMC Announces May 2005 Sales and Revises Upward 2Q2005 Guidance (2005/06/08) TSMC and RMI Collaborate on 90nm Process for RMI's XLRTM Processor Family (2005/06/07) Magma Introduces Quartz DRC (2005/05/30) TSMC Sets June 19 Record Date for Common Share Dividend (2005/05/30) TSMC Shareholders Approved NT$2.5 Dividend (2005/05/30) TSMC Board Appoints Dr. Rick Tsai as Chief Executive Officer of TSMC and Dr. F.C. Tseng as Vice Chairman of TSMC (2005/05/10) TSMC Unveils Nexsys 65nm Process Technology Plans (2005/04/27) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements. * Starting from 1Q05, TSMC will post quarterly consolidated financial statements, in addition to the unconsolidated financial statements, on our web site.

3Q’05 Guidance Wafer shipments to increase by a mid-teen percentage point sequentially; Overall utilization rate to exceed 90%; Gross profit margin to be in the range of 41% to 43%; ASP to decline by a low to mid single digit percentage point sequentially.

http://www.tsmc.com

invest@tsmc.com

TSMC IR
July 26, 2005
Empowering Innovation

http://www.tsmc.com invest@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 26, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer